Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 27, 2008 relating to the consolidated financial statements and financial statement schedule of Critical Therapeutics, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006 and the uncertainty relating to Critical Therapeutics, Inc.’s ability to continue as a going concern) and the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Critical Therapeutics, Inc. for the year ended December 31, 2007.
/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
December 18, 2008